MAIL STOP 3561

March 25, 2008

Mr. Roger K.W. Fan, Chief Executive Officer and
President
Sound Worldwide Holdings, Inc.
Superluck Industrial Centre
Flat K, 13/F (Phase 2)
57 Sha Tsui Road,
Tsuen Wan, N.T.
Hong Kong, China

     Re: Sound Worldwide Holdings, Inc.
              Amendment No. 2 to Registration Statement on Form SB-2
              File No. 333-146986
              Filed on March 5, 2008

Dear Mr. Fan:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Interim Financial Statements for the Nine Months Ended December 31, 2007

Unaudited Condensed Consolidated Balance Sheet, page 7

1. It appears that the common stock balance of $1,990 and the additional paid in capital balance of $620,068 for the year ended March 31, 2007 are inconsistent with the balances presented in the audited Consolidated Balance Sheet for March 31, 2007 on page 2. Please clarify and revise.

Unaudited Condensed Consolidated Statement of Stockholders' Equity, page 9

2. We have reviewed your response to comment 4 in our letter dated February 11, 2008 noting the number of shares issued in the exchange with Freedom 3 have been presented here. This presentation does not appear to address our comment. The presentation of 20,000,000 shares outstanding at December 31, 2007 as a result of the transaction appears to be inconsistent with the disclosure presented in Note 2 on page 11. In a recapitalization the capital stock account, on an immediate post-merger basis, should consist of the balance of common stock of Freedom 3 prior to the merger plus the amount representing the par value of the shares issued to effect the merger. Freedom 3 had 100,000 shares outstanding at September 30, 2007 and 17,500,000 shares should have been issued as a result of the merger (50,000 shares x 350). The 100,000 shares were redeemed and an additional 300,000 shares were issued to the previous shareholder of Freedom 3. This would appear to result in approximately 17,800,000 shares outstanding at December 31, 2007, not 20,000,000. Please clarify and revise.

Audited Financial Statements for the Year Ended March 31, 2007

Consolidated Statements of Cash Flows, page 5

3. We read your response to comment 6 in our letter dated February 11, 2008 and comment 24 in our letter dated December 7, 2007, however, we do not see where you have presented the proceeds received from bank borrowings and repayments of bank borrowings on a gross basis. Your disclosure here presents "(Repayment of)/ new bank borrowings" as a net amount. Please revise your disclosure to present the bank borrowings and repayments as separate line items on a gross basis in accordance with the guidance of SFAS 95.

Notes to Consolidated Financial Statements

2. Summary of principal accounting policies

Revenue recognition, page 8

4. We have reviewed your response to comments 8 and 9 in our letter dated February 11, 2008 noting you have revised your revenue recognition policy. The disclosure of your policy appears to contain some inconsistencies. You state revenue is recognized net of sales returns; then you state you don't accept returns, but according to your records the returns are immaterial. It appears that even though your policy states you don't accept returns you have established a practice to the contrary. Please note, that in order to recognize revenue at the time of sale, you must have the ability to make reasonable estimates of returns based on historical experience (see paragraph 8 of SFAS 48), otherwise, revenue shall not be recognized until the return privilege has substantially expired. Please advise and revise.

17. Subsequent Event

5. We noted the disclosure that Sound Worldwide Limited purchased one share of Freedom 3 common stock for $1 on October 25, 2007 and it is anticipated that Freedom 3 will be issuing 20,000,000 shares of common stock for all the issued and outstanding shares of Sound Worldwide Limited. This disclosure appears to be inconsistent with (i) the disclosure on page 5 and page 26 of the registration statement, (ii) note 2 on page 11 of the unaudited financial statements for the period ended December 31, 2007, (iii) page 2 of the Form 8-K filed on October 29, 2007 and (iv) the Share Exchange Agreement filed as exhibit 10.1 which states Freedom sold one share of common stock for $1 to Sound Worldwide Limited and redeemed 100,000 shares of common stock from the sole stockholder which was followed by the issuance of 350 shares of Freedom common stock for all the issued and outstanding shares of Sound Worldwide Limited. Please revise to consistently disclose the equity transactions with Sound Worldwide Limited.

Exhibit 5.1

6. Please have counsel confirm that the legality opinion opines upon all applicable provisions of the Delaware Constitution, Delaware statutory laws and all reported judicial decisions interpreting those laws.

* * * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Virginia K. Sourlis, Esq.
Fax: (732) 530-9008